PROTOCOL AND JUSTIFICATION OF PARTIAL SPIN-OFF OF ODEBRECHT QUIMICA S.A. AND TRANSFER OF THE SPUN-OFF PORTION TO BRASKEM S.A.


                              Entered into Between

Odebrecht QUIMICA S.A., a corporation with headquarters at Rua Hidrogenio, No. 3,342, Room 01, Camacari Petrochemical Hub, - BA, CEP 42810-000, enrolled on the General Taxpayers' Registry (CNPJ) under No. 57.015.018/0001-84, and also registered by the Board of Trade (NIRE) under No. 29.300.025.089, hereby represented in accordance with its bylaws, hereinafter referred to as "Odequi"; and

Braskem S.A., a company with headquarters at Rua Eteno, No. 1,561, Camacari Petrochemical Hub, Camacari - BA, CEP 42810-000, enrolled on the General Taxpayers' Registry (CNPJ) No. 42.150.391/0001-70, and also registered by the Board of Trade (NIRE) under No. 29300006939, hereby represented in accordance with its bylaws, hereinafter referred to as "Braskem";

Odequi and Braskem hereinafter collectively referred to as "Parties",

Whereas:

(i) Braskem holds all of the voting capital stock and 98.63% of the total capital stock of Odequi, whose subscribed and paid-in capital stock totals R$2,340,325,626.40 (two billion, three-hundred forty million, three-hundred twenty five thousand, six-hundred and twenty six reais and forty centavos), divided into 23,922,131 (twenty three million, nine-hundred twenty two thousand one-hundred and thirty-one) registered shares without par value, 23,594,468 (twenty three million, five-hundred ninety four thousand and four-hundred sixty eight) of which are common shares and 327,663 (three-hundred twenty seven thousands six-hundred and sixty three) of which are preferred shares;

(ii) Odequi, in turn, holds 13,841,438,730 (thirteen billion, eight-hundred forty one million, four-hundred thirty eight thousand, seven-hundred and thirty) common shares and 11,123,910,124 (eleven billion, one-hundred twenty three million, nine-hundred and ten thousand, one-hundred and twenty four) preferred shares, representing 64.43% (sixty four point forty three percent) of the voting capital stock and 41.02% (forty one point zero two percent) of the total capital stock of Trikem S.A. ("Trikem");

(iii) Odequi is willing to conduct a partial spin-off, transferring to Braskem part of its assets, corresponding to all of its investment in Trikem, as mentioned above;

(iv) in turn, Braskem is willing to merge part of Odequi's assets that it will receive from the spin-off, corresponding to all of Odequi's investment in Trikem, making possible a subsequent merger of Trikem into Braskem;

(v)    Odequi's partial spin-off shall not cause any stoppage in its business;
       and

(vi) the valuation report of the assets to be spun-off by Odequi, drafted and delivered by a specialized company, is in accordance with applicable laws and regulations and the partial spin-off herein considered.


The Parties' management, by this instrument and in the best terms of the law, are proposing the partial spin-off of Odequi and transfer of a portion of Odequi's assets to Braskem, therefore executing this Protocol and Justification of Partial Spin-Off ("Protocol and Justification"), whose goal is to set, in accordance with Articles 224 and 225 of Brazilian Law No. 6.404, of December 15, 1976, as well as CVM Instruction No. 319, of December 3, 1999, the following terms and conditions in connection with the partial spin-off:


                         1. BASES FOR PARTIAL SPIN-OFF

1.1 Odequi shall be partially spun-off, followed by the transfer of the spun-off portion of its assets to Braskem ("Spin-Off").

1.1.1 The Spin-Off shall be submitted for approval in the participating companies' Extraordinary General Meetings, regardless of any stoppage of Odequi's activities and investments and/or in the activities and investments to be transferred to Braskem.

1.2. The spin-off, and transfer of the spun-off assets to Braskem, is essential for the merger of Trikem into Braskem, which shall result in synergy gains for the companies involved, as well as simplify the current structure, through consolidation of the activities of Braskem and Trikem into a single company, with consequent reduction in financial and operational costs and the rationalization of its activities.


                      2. SPIN-OFF VALUATION AND BASE DATE

2.1 The appointment and nomination of the specialized company, PricewaterhouseCoopers Auditores Independentes, a partnership organized in the City of Sao Paulo, State of Sao Paulo, at Av. Francisco Matarazzo, No. 1,400, on the 7th through the 11th and the 13th through the 20th Floors, Torino Tower and with a branch office in the City of Salvador, State of Bahia, at Rua Miguel Calmon, No. 555, 9th Floor, and also registered by the Regional Accounting Council (CRC) of the State of Bahia under No. CRC 2SP000160/O-5 "F" BA and enrolled on the General Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0004-73, with its bylaws registered in the 4th Registry of Deeds and Documents of the City of Sao Paulo, State of SP, on September 17, 1956, and with further amendments registered in the 2nd Registry of Deeds and Documents of the City of Sao Paulo, State of SP, represented by its partner Mr. Marco Aurelio de Castro e Melo, responsible for the drafting of the valuation report of the book value of Odequi's net assets to be spun-off and transferred to Braskem, for purposes of accounting entries in the books of the

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

       participating companies, shall be ratified in Braskem's and Odequi's Extraordinary General Meetings, in accordance with Article 227, ss.1 of Brazilian Law No. 6.404/76.

2.1.1. PricewaterhouseCoopers Auditores Independentes is a specialized company in valuations of companies the size of Odequi, and conducted, at the request of the Parties, the accountant's valuation of Odequi's net assets to be spun-off and transferred to Braskem, based on information from Odequi's Balance Sheet, carried out on October 31, 2003 ("Base Date"), and drafted the Accountant's Valuation Report, which is attached as Exhibit A hereto, with the amounts therein subject to the prior analysis and approval of the Parties' shareholders, in compliance with the law.

3. TOTAL AMOUNT OF ODEQUI'S NET ASSETS TO BE SPUN-OFF AND TRANSFERRED TO BRASKEM

3.1. As described in the Valuation Report attached hereto, Odequi's net assets to be spun-off and transferred to Braskem consist of Odequi's ownership interest in Trikem's shareholders' equity, which amounts to: (i) R$269,074,283.09 (two-hundred sixty nine million, seventy four thousand, two-hundred eighty three reais and nine centavos), corresponding to 41.02% of Trikem's shareholders' equity; (ii) R$813,573,665.48 (eight-hundred thirteen million, five-hundred seventy three thousand, six-hundred sixty five reais forty eight centavos), corresponding to a premium recorded based on an increase in the value of the fixed assets and expected future profits paid upon the purchase of this interest; as well as (iii) Odequi's shareholders' equity reserve accounts totaling R$1,082,647,948.57 (one billion, eighty two million, six-hundred forty seven thousand, nine-hundred forty eight reais and fifty seven centavos), corresponding to part of its capital stock.

3.2. According to the valuation carried out, the book value of Odequi's net assets to be spun-off and transferred to Braskem amounts
       R$1,082,647,948.57 (one billion, eighty two million, six-hundred forty seven thousand forty eight reais and fifty seven centavos), complying with the following Clause 3.3.

3.3. All assets variations concerning Odequi's net assets to be spun-off to Braskem, valued as of the Base Date, shall be accounted for Braskem.


           4. CHANGES IN THE CAPITAL STOCK OF THE INVOLVED COMPANIES

4.1. As a result of Odequi's partial spin-off and transfer of the spun-off assets to Braskem, in accordance with the Book Value Valuation Report, Odequi's capital shall be reduced by R$1,082,647,948.57 (one billion, eighty two million, six-hundred forty seven thousand, nine-hundred forty eight reais and fifty seven centavos). Accordingly, Odequi's shareholders' equity will decrease from R$2,352,084,018.34 (two billion, three-hundred fifty two million, eighty four thousand, eighteen reais and thirty four centavos) to R$1,269,436,069.77 (one

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

       billion, two-hundred sixty nine million, four-hundred thirty six thousand, sixty nine reais and seventy seven centavos), taking into consideration the reduction of Odequi's capital.

4.2. Therefore, Odequi's capital shall decrease from R$2,340,325,626.40 (two billion, three-hundred forty million, three-hundred twenty five thousand, six-hundred twenty six reais and forty centavos) to R$1,257,677,677.83 (one billion, two-hundred fifty seven million, six-hundred seventy seven thousand, six-hundred seventy seven reais and eighty three centavos), with the cancellation of 11,075,769 (eleven million, seventy five thousand, seven-hundred and sixty none) common shares, and clause 4 of Odequi's bylaws, immediately after the approval of the transaction shall read as follows: "Clause 4 - The Capital Stock is R$1,257,677,677.83 (one billion, two-hundred fifty seven million, six-hundred seventy seven thousand, six-hundred seventy seven reais and eighty three centavos), divided into 12,518,699 (twelve million, five-hundred eighteen thousand, six-hundred and ninety nine) common shares and 327,663 (three-hundred twenty seven thousand, six-hundred and seventy three) preferred shares, all registered shares without par value."

4.3 As a result of Odequi's partial spin-off, Odequi's shareholders' equity shall have the following structure:


                                                                                 Spun-Off            Remaining
       Shareholders' Equity                                Company                Portion              Portion
       --------------------------------------     ------------------     ------------------     ----------------

       Capital                                    2,340,325,626.40       1,082,647,948.57       1,257,677,677.83
       Capital Reserves                               2,399,360.44                                  2,399,360.44
       Retained    earnings    (accumulated           9,359,031.50                                  9,359,031.50
       deficit)
                                                  ------------------     ------------------     ----------------
                                                  2,352,084,018.34       1,082,647,948.57       1,269,436,069.77
                                                  ------------------     ------------------     ----------------


4.4 The spin-off and transfer of Odequi's net assets to Braskem shall be selective and proportional to the interest of Odequi's only other shareholder, Odequi Overseas Inc., such that Braskem shall reduce its interest in Odequi's capital stock from 98.63% to 97.45%, and Odequi Overseas Inc. shall increase its interest on Odequi's capital stock from 1.37% to 2.55%, which increase in percentage corresponds to the amount that Odequi Overseas Inc. would be entitled to receive of Odequi's net assets to be spun-off. After such adjustments, Odequi's capital stock shall be divided as follows:

       Odequi's Total Shares                                12,846,362

       Common Shares - owned by Braskem                     12,518,699   97.45%
       Preferred Shares - owned by Odequi Overseas Inc.        327,663    2.55%


4.5 Due to the above-mentioned adjustments, there shall not be an increase in Braskem's capital stock as a result of Odequi's partial spin-off.


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

                             5. GENERAL PROVISIONS

5.1. The income tax shall be paid by the respective Companies, in accordance with law, during the appropriate fiscal year.

5.2. It should be noted that, in accordance with the provisions of Article 233, caput, of Brazilian Law No. 6,404/76, Odequi and Braskem shall jointly and severally be liable for Odequi's obligations prior to the spin-off.

5.3. The partial spin-off herein proposed shall be presented to Braskem's Fiscal Council and Board of Directors and submitted to the Parties' shareholders during General Meetings, in accordance with legally mandated prior notice provisions.

5.4. Management of the Parties shall perform all necessary acts to implement Odequi's partial spin-off and to transfer the spun-off assets to Braskem, in accordance with this Protocol.

5.5. The Parties warrant that these are the rules and procedures that, under the law, were formulated to govern this partial spin-off, which they consider to be in the interest of the companies.


                                 6. CONCLUSION

6.1. These, shareholders of Odequi and Braskem, are the rules and procedures that, under the law, were formulated to govern this Spin-Off transaction, and which the respective Boards consider to be in the interest of the companies.

                           Camacari, December 8, 2003


                 -----------------------------------------------
                             Odebrecht Quimica S.A.
       Bernardo Afonso de Almeida Gradin and Mauricio R. de Carvalho Ferro


                 -----------------------------------------------
                                  Braskem S.A.
                Mauricio R. de Carvalho Ferro and Paul Elie Altit